

September 17, 2014

Via E-Mail
Adam J. Zhao
Chief Financial Officer
Country Style Cooking Restaurant Chain Co., Ltd.
No. 19 Yunshan South Road
Yubei District, Chongqing
People's Republic of China

> **Re: Country Style Cooking Restaurant Chain Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 17, 2014**
> **File No. 001-34869**

Dear Mr. Zhao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Item 5. Operating and Financial Review and Prospects, page 42

Results of Operations, page 47

1. Please explain to us and revise your results of operations section in MD&A to disclose the reasons for the changes in other income and interest income between 2011 and 2012 and between 2012 and 2013. For example, other income increased from RMB9,403 in 2011 to RMB19,808 in 2012, and then decreased to RMB893 in 2013; however you do not provide details in MD&A as to the nature of this other income or the reasons for the changes between periods. Please revise accordingly.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

11. Restricted Net Assets, page F-18

2. We note that under PRC law, you are required to provide certain reserve funds until the amount reaches 50% of your registered share capital. In light of the fact that restricted net assets or reserve funds do not appear to be separately presented on the face of your financial statements, please tell us where such reserve funds are presented and classified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief